UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

FORM 6-K OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 9, 2006

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [    ] Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

	C O M M U N I Q U É
JUVENILE

DOREL REPORTS FIRST QUARTER 2006 RESULTS

•

Juvenile Segment earnings increase

•

RTA furniture operational improvements continue but new particle board price increases and availability affect industry

•

Recreational/Leisure sales lower than anticipated but are expected to be on plan going forward

Montreal, May 9, 2006 — Dorel Industries Inc. (TSX: DII.MV DII.SV; NASDAQ: DIIB) today released results for the first quarter ended March 31, 2006. Net income for the quarter was US$24.2 million or US$0.74 per diluted share compared to US$27.2 million or US$0.83 per diluted share a year ago. First quarter revenue was US$451.0 million, down from US$471.9 million last year.

The revenue decrease in the quarter was due to an 8.0% decline in the Home Furnishings segment, a 7.0% decline in the Recreational/Leisure segment, and a 1.4% decline in the Juvenile segment.

“The aggressive plan announced last year to revitalize Dorel’s ready-to-assemble (RTA) furniture division is on track and important progress has been made on several fronts. A greatly enhanced new product development capability has resulted in an exciting flow of new products; Ameriwood has a wider positioning in its markets and has added new customers; sourcing has increased significantly from China and overheads have been reduced due to operational improvements at the division’s domestic factories. However, the required turnaround is being affected by external events such as industry-wide particle board shortages and recent steep price increases in this commodity. Customer price increases are being implemented and will take effect later this year. In our other segments, Juvenile performed well and Recreational/Leisure was affected by lower bicycle sales in the mass merchant channel which should be corrected as we move through the year,” commented Martin Schwartz, Dorel President and CEO.

Cosco
Safety 1st
Maxi-Cosi
Bébé Confort
Baby Relax
Babidéal
Mon Bébé
Quinny
HOME FURNISHINGS
Ameriwood
Ridgewood
Charleswood
Dorel Home Products
Cosco Home & Office
Dorel Asia
Carina
SystemBuild
Cosco Ability Care Essentials
Altra Furniture
RECREATIONAL / LEISURE
Pacific Cycle
Schwinn
GT
Mongoose
InSTEP
EXCHANGES
CANADA	Summary of financial Highlights
TSX:	First quarter ended March 31
DII.MV, DII.SV	All figures in thousands of US $, except per share amounts
U.S.A.		2006	2005	Change %
NASDAQ:	Revenue	451,024	471,903	-4.4%
DII.MV, DII.SV	Net Income	24,181	27,205	-11.1%
DIIB	Per Share – Basic	0.74	0.83	-10.8%
CONTACT:	Per Share – Diluted	0.74	0.83	-11.3%
MaisonBrison/BarnesMcInerney	Average number of shares outstanding –
Rick Leckner	diluted weighted average	32,859,694	32,959,283
(514) 731-0000
Dorel Industries Inc.
Jeffrey Schwartz
(514) 934-3034

Juvenile Segment

First quarter Juvenile revenue was down 1.4% to US$240.1 million compared to US$243.5 million during the same period a year ago. Earnings from operations increased 9.7% to US$30.2 million from US$27.5 million last year. Revenue in North America declined by 1.7% while revenue in Europe was up 8.1%, or 6.1 million Euros. The year-over-year revenue increase in Europe continues to be driven by sales gains in Northern Europe and the United Kingdom. However the impact of the stronger U.S. dollar versus the Euro offset this growth. As such, European revenues as reported declined by US$0.9 million or 0.9%. The slight reduction in North American revenue was due to the fact that the 2005 first quarter was particularly strong and as a result April 2005 sales were lower than would normally be expected. In 2006, shipping in March versus April was more consistent with prior years.

In Europe, earnings increases driven by the 8.1% sales increase were offset slightly by lower gross margins which declined by 110 basis points. This decline was due to higher raw material costs, principally resin, and by the stronger U.S. dollar which increased the cost of imported items. Operating costs were well contained in the quarter and as a result Euro denominated earnings in Europe increased by 7.6% over last year. However, upon conversion to U.S. dollars, earnings declined by 1.3%.  North American gross margins improved by 100 basis points during the first quarter, due to gains in Canada and the United States. Contrary to the strength of the U.S. dollar against the Euro, the Canadian dollar continues to rise against its U.S. counterpart. This along with a more favourable product mix increased gross margins at Dorel Distribution Canada from 2005 levels. At DJG USA, improvements in labour and overhead costs offset higher raw material costs, improving margins by 80 basis points.

Product liability costs in the quarter were consistent with those of the prior year.

Home Furnishings Segment

Home Furnishings revenue was down 8.0% to US$133.7 million during the first quarter compared to US$145.4 million a year ago. Earnings from operations decreased 57.3% to US$4.6 million from US$10.8 million last year. Included in the Company’s 2006 reported cost of sales is US$464,000 pertaining to Ameriwood’s Wright City, Missouri RTA furniture plant shutdown that was initiated in 2005. On an after-tax basis this equates to US$302,000, or US$0.01 per share on a fully diluted basis.

Sales of RTA furniture declined by US$20 million from the first quarter of 2005, or 27.6%, due principally to lower sales to the mass merchant channel. A substantial number of new orders were received for shipping in the first quarter of 2006. This demand was above expectations and beyond the immediate capabilities of the three remaining RTA furniture plants. An insufficient level of finished goods inventory coupled with the on-going integration of the closed Wright City plant resulted in orders being either cancelled or delayed into the second quarter. This situation substantially improved near the end of March. Notwithstanding these issues, considerable progress has been and continues to be made in Ameriwood’s extensive program to address internal issues. Initiatives undertaken commencing in the third quarter last year are having the desired effect to improve product offerings, widen the customer base, increase off shore sourcing and improve domestic efficiencies.

Ameriwood’s futon sales in the quarter were flat with the prior year. Somewhat offsetting the RTA furniture declines was an increase in revenues of 37.3% at Dorel Asia. Dorel Asia’s first quarter growth was driven by increased juvenile and “tweener” product sales to mass merchants as well as by strong programs with dinette sets. Despite Cosco Home & Office’s year-over-year sales decline of 8% a better mix of products resulted in higher gross margins. Business in this division is robust and a solid year is expected.

For the segment as a whole, gross margins decreased by 275 basis points versus the prior year. This was due to lower Ameriwood margins, as RTA furniture sales volumes were insufficient to absorb the required levels of overhead. However, RTA margins were at their highest level since the second quarter of 2005 as the closing of the Wright City manufacturing plant in late 2005 did lower costs overall.

Subsequent to the end of the first quarter of 2006, particle board supply became tighter and prices began to rise. The cost of particle board is currently 20% higher than the average price paid in the first quarter and current market conditions suggest these prices may increase further. Price increases to customers are necessary and are expected to take effect later this year. Until such time, the Company does not expect any material improvement in RTA furniture margins.

Recreational/Leisure Segment

First quarter Recreational/Leisure revenue decreased 7.0% to US$77.2 million compared to last year’s US$83.1 million. Earnings from operations dropped 19.1% to US$7.1 million from US$8.7 million. The sales decrease was due to lower bicycle sales through the mass merchant channel where a major customer chose to reduce on-hand inventory levels, impacting orders in the first quarter. It is believed that this customer will return to more normal inventory levels. This decrease in bicycle sales was partially offset by the shipment of the new swing set product category, which is being marketed under the Playsafe brand name.

Gross margins decreased by 100 basis points due to a less favourable product mix as on average, bicycle sales carry a higher margin than the swing set category.

Pacific Cycle’s independent bicycle dealers (IBD) channel continues to expand as has the list of dealers for Schwinn’s motor scooters. Subsequent to the end of the first quarter Pacific Cycle launched its Mongoose bicycle program in China with a major display at the Shanghai Bike Show. Mongoose has signed with the Chinese National Cycling Federation to be the exclusive supplier to the Chinese National team at the 2008 Beijing Summer Olympics.

Conference Call

Dorel Industries Inc. will hold a conference call to discuss these results tomorrow, May 10, 2006 at 9:00 A.M. Eastern Time. Interested parties can join the call by dialling 1-866-249-2165. The conference call can also be accessed via live webcast at www.dorel.com , www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21188443# on your phone. This tape recording will be available on Wednesday, May 10, 2006 as of 11:00 A.M. until 11:59 P.M. on Wednesday, May 17, 2006.

Complete financial statements will be available on the Company's website, www.dorel.com, and will be available through the SEDAR and EDGAR websites.

Profile

Dorel Industries (TSX: DII.SV, DII.MV; NASDAQ: DIIB) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal, Dorel employs approximately 4,500 people in fourteen countries. Dorel also has eight offices in China, headquartered in Shanghai, which oversee the sourcing, engineering and logistics of the Company’s Asian supplier chain. 2005 sales were US$1.8 billion.

US operations include Dorel Juvenile Group USA, which markets the Cosco and Safety 1st brands as well as Eddie Bauer and Disney Baby licensed products; Ameriwood Industries, which markets ready-to-assemble products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood/Charleswood brands as well as the California Closets licenses; Cosco Home & Office, which markets home/office products under the Cosco and Cosco Ability Essentials and Adepta brands and Samsonite license; and Pacific Cycle, which markets the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

        Chief Financial Officer

May 9, 2006